

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2025

Pete O'Heeron
Chief Executive Officer
FibroBiologics, Inc.
455 E. Medical Center Blvd.
Suite 300
Houston, TX 77598

      Re: FibroBiologics, Inc.
             Registration Statement on Form S-1
             Filed December 30, 2024
             File No. 333-284077

Dear Pete O'Heeron:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Brian P. Fenske, Esq.